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                                                                  Exhibit (d)(6)

REMINDER

If you wish to participate in the stock option exchange program, election forms are due to the Treasurer's office by 6 PM Chelmsford time on April 11th. We urge you not to wait until the last minute to deliver your election forms, since if there are any problems on your form, that may not leave sufficient time for us to notify you of the problem and have you correct it before the deadline. This could result in an invalid election, and you would not be able to participate in the program.

The fax number to fax the forms is 978-262-1515.